VIA EDGAR

June 25, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Jeffrey Gabor

Re:	Karuna Therapeutics, Inc.
Acceleration Request for Registration Statement on Form S-1
File No. 333-231863

Acceleration Request
	Requested Date:	June 27, 2019
	Requested Time:	4:00 p.m., Eastern Time

Dear Mr. Gabor:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Karuna Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to June 27, 2019, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Seo Salimi at (212) 459-7234. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Seo Salimi, by facsimile to (212) 656-1546 or by email at ssalimi@goodwinlaw.com.

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If you have any questions regarding this request, please contact Seo Salimi of Goodwin Procter LLP at (212) 459-7234.

Sincerely,

KARUNA THERAPEUTICS, INC.

/s/ Troy Ignelzi
Troy Ignelzi
Chief Financial Officer
Karuna Therapeutics, Inc.

cc:	Dr. Steven Paul, Karuna Therapeutics, Inc.
Mitchell Bloom, Goodwin Procter LLP
Seo Salimi, Esq., Goodwin Procter LLP